Exhibit 3.119(a)

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

NORTHWOOD MANAGEMENT CORP.

Pursuant to Section 14-2-1007 of the Georgia Business Corporation Code, these Amended and Restated Articles of Incorporation amend and restate the existing Amended and Restated Articles of Incorporation filed on February 21, 2007, as set forth herein.

FIRST.  The name of the corporation is Northwood Management Corp. (the “Corporation”).

SECOND.  [Reserved.]

THIRD.   The Corporation has been formed for the following purposes:

(a)                                  to own that certain parcel of real property, together with all improvements located thereon, currently known as the Northwood Country Club, in the City of Lawrenceville, State of Georgia (the “Property”) and to operate or cause the Property to be operated;

(b)                                 to engage in any activities necessary to purchase, acquire, own, hold, sell, endorse, transfer, assign, pledge, lease, mortgage and finance the Property including, without limitation, the grant of a security interest in or mortgage on such Property;

(c)                                  to engage in any activities necessary to hold, receive, exchange, otherwise dispose of and otherwise deal in and exercise all rights, powers, privileges, and all other incidents of ownerships or possession with respect to all of the Corporation’s property;

(d)                                 to engage in any activities necessary to authorize, execute and deliver any agreement, notice or document in connection with the activities described above, including the filing of any notices, applications and other documents necessary or advisable to comply with any applicable laws, statutes, rules and regulations; and

(e)                                  to engage in any lawful activities and to exercise such powers permitted to corporations under the Georgia Business Corporation Code.

FOURTH.  The total number of shares of stock which the Corporation shall have authority to issue is 1,000.  All such shares are to be Common Stock, par value of $1.00 per share, and are to be of one class.

FIFTH.  [Reserved.]

SIXTH.  Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH.

(a)                                  The business and affairs of the Corporation shall be managed by or under the direction of the Corporation’s Board of Directors.

(b)                                 The number of directors of the Corporation shall be as from time to time fixed by the Corporation’s Board of Directors, or in any other manner provided in the By-Laws of the Corporation.

EIGHTH.  In furtherance and not in limitation of the powers conferred by the laws of the State of Georgia, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the By-Laws of the Corporation, subject to the power of the Shareholders of the Corporation to alter or repeal any By-Law whether adopted by them or otherwise.

NINTH.   The Corporation shall respect and appropriately document the separate and independent nature of its activities, as compared with those of any other person or entity, take all reasonable steps to continue its identity as a separate legal entity, and make it apparent to third persons that the Corporation is an entity with assets and liabilities distinct from those of any other person or entity.

TENTH.  [Reserved.]

ELEVENTH.  A director of the Corporation shall not be liable to the Corporation or its Shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Georgia as the same exists or may hereafter be amended.  Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

TWELFTH.  The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, and other provisions authorized by the laws of the State of Georgia at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon Shareholders, directors or any other persons whomsoever by and pursuant to these Amended and Restated Articles of Incorporation in their present form or as hereafter amended are granted subject to the rights reserved in this article.

THIRTEENTH.  [Reserved.]

FOURTEENTH.  The Corporation shall not, without the unanimous vote of the entire Board of Directors without any vacancies, institute proceedings to be adjudicated bankrupt or insolvent; or consent to the institution of bankruptcy or insolvency proceedings against it; or file a petition seeking, or seek or consent to, reorganization or relief under any applicable federal or state law relating to bankruptcy; or consent to the appointment of a receiver, liquidator, assignee, trustee, to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of this Corporation or a substantial part of its property; or make any assignment for the benefit of creditors; or admit in writing its inability to pay its debts generally as they become due; or take any corporate action in furtherance of any such action; or take or consent to any of the foregoing actions with respect to any subsidiary of the Corporation.

These Amended and Restated Articles of Incorporation were duly approved by the Board of Directors and the shareholders of the Corporation by unanimous written consents dated November 9, 2010 pursuant to Section 14-2-1003 of the Georgia Business Corporation Code.  These Amended and Restated Articles of Incorporation supersede the original articles of incorporation and all amendments to them.

OFFICER’S CERTIFICATE

In accordance with Section 14-2-1007 of the Georgia Business Corporation Code, the undersigned, as the duly elected Secretary of Northwood Management Corp., (the “Corporation”), hereby submits these Amended and Restated Articles of Incorporation of the Corporation for filing with the Secretary of State of the State of Georgia for purposes of amending the Articles of Incorporation filed on February 21, 2007, in the form of the Amended and Restated Articles of Incorporation as attached hereto.

The Amended and Restated Articles of Incorporation contain an amendment that requires shareholder approval.

The Amended and Restated Articles of Incorporation were adopted by the Board of Directors on November 9, 2010.

The Amended and Restated Articles of Incorporation were approved by the shareholders of the Corporation on November 9, 2010 in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code.

Dated:  November 10th, 2010

NORTHWOOD MANAGEMENT CORP.

By:	/s/ Ingrid Keiser
Ingrid Keiser, Secretary